EXHIBIT 4







         NEWS RELEASE
         EATON CORPORATION
         Eaton Center
         Cleveland, OH  44114-2584
         216/523-5000

         DATE      March 14, 1996

         CONTACT   Renald M. Romain (216) 523-4736   - Media
                   William E. Hartman (216) 523-4501 - Financial
                   Community

         FOR RELEASE    IMMEDIATELY


         EATON CORPORATION COMMENCES LITIGATION AGAINST CAPCO
         IN MICHIGAN FEDERAL COURT

         CLEVELAND, OH....Eaton Corporation announced today that it had commenced litigation against CAPCO Automotive Products
         Corporation in the federal district court in Detroit, Michigan in connection with Eaton's proposal to acquire all of CAPCO outstanding common stock for $11 per share in cash.

         Eaton's complaint seeks to require CAPCO to redeem its Shareholder Rights Plan and to prevent CAPCO from changing the May 14, 1996 date for its annual meeting of stockholders or the March 20 record date for that meeting, and requests the court to declare that CAPCO is not subject to the provisions of certain Michigan anti-takeover statutes. The suit also seeks to prevent CAPCO from acting to become covered by these statutes.

         Eaton Corporation is a global manufacturer of highly engineered products which serve vehicle, industrial, construction, commercial and aerospace markets. Principal products include truck transmissions and axles, engine components, hydraulic products, electrical power distribution and control equipment, ion implanters and a wide variety of controls. Headquartered in Cleveland, the company has 52,000 employees and 150 manufacturing sites in 23 countries around the world. Sales for 1995 were $6.8 billion.